Exhibit 3.1

CALDERA PHARMACEUTICALS, INC.

CERTIFICATE OF DESIGNATIONS, RIGHTS AND PREFERENCES
OF THE SERIES B CONVERTIBLE PREFERRED STOCK

I, Benjamin Warner, President of CALDERA PHARMACEUTICALS, INC., a Delaware corporation (hereinafter called the “Corporation”), pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, hereby makes this Certificate of Designation under the corporate seal of the Corporation and hereby states and certifies that pursuant to the authority expressly vested in the Board of Directors of the Corporation by the Certificate of Incorporation, the Board of Directors duly adopted the following resolutions:

RESOLVED, that there shall be a series of shares of the Corporation designated Series B Convertible Preferred Stock (the “Series B Preferred”); that the number of shares of such series shall be Three Million (3,000,000) and that the rights and preferences of such Series B Preferred and the limitations or restrictions thereon, shall be as set forth herein;

The following shall be adopted and incorporated by reference into the foregoing resolutions as if fully set forth therein:

1.             Number of Shares.  The number of shares constituting the Series B Preferred is hereby fixed at Three Million (3,000,000).

2.             Stated Capital.  The stated value per share of the Series B Preferred shall be $2.50 (the “Stated Value”) and the par value per share shall be $.001 per share.

3.             Dividends.

(a)           The holders of the Series B Preferred shall be entitled to receive out of any assets legally available therefor cumulative dividends, at the rate per annum equal to: (i) 8% of the sum of the Stated Value and the amount of accrued and unpaid dividends, accrued daily and payable annually in arrears on January 31st of each year (“Dividend Date”), if such dividends are paid in cash or (ii) 10% of the sum of the Stated Value and the amount of accrued and unpaid dividends, accrued daily and payable annually in arrears on the Dividend Date if such dividends are paid in additional shares of Common Stock. Dividends shall be payable to the record holder of the Series B Preferred as of December 31st of each year that the Series B Preferred is issued and outstanding.  Such dividends shall accrue on any given share from the day of original issuance of such share and shall accrue from day to day whether or not earned or declared.  If any Dividend Date is not a business day, such Dividend Date shall be the next succeeding business day. Such dividends shall be cumulative, whether or not declared by the Board of Directors.  Such dividends shall be in preference and priority to any payment of any dividend on common stock of the Corporation, or any other class or series of preferred stock of the Corporation.  The term Holder shall refer to any record holder of Series B Preferred as shall appear on the stock register of the Corporation.

(b)           Any dividend payable on a dividend payment date may be paid, at the option of the Corporation, either (i) in cash or (ii) in additional shares of Common Stock, based on the Stated Value.

(c)           Nothing contained herein shall be deemed to establish or require any payment or other charges in excess of the maximum permitted by applicable law.  In the event that any payment required to be paid or other charges hereunder exceed the maximum permitted by law, any payments in excess of such maximum shall reduce any amounts thereafter owed by the Corporation to the holder and thus refunded to the Corporation.

(d)           In the event that pursuant to applicable law or contract the Corporation shall be prohibited or restricted from paying the full dividends to which the holders of the Series B Preferred shall be entitled, the amount available pursuant to applicable law or contract shall be distributed among the holders of the Series B Preferred ratably in proportion to the full amounts to which they would otherwise be entitled and any remaining amount due to holders of the Series B Preferred shall be accrued.  The amounts to be distributed pursuant to the preceding sentence shall, in each case, be adjusted by rounding down to the nearest whole cent.  Dividends on the Series B Preferred shall accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends.

4.             Voting Rights.  Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series B Preferred Stock shall vote together with holders of the Common Stock of the Corporation as a single class on any matter presented to the Common Stock holders of the Corporation for their action or consideration at any meeting of such stockholders of the Corporation (or by written consent of the stockholders in lieu of a meeting), and each holder of Series B Preferred Stock shall be entitled to the number of votes equal to two times the number of shares of Common Stock into which such shares of Series B Preferred respectively held by them could be converted pursuant to the provisions of Section 6 at the record date for determining stockholders entitled to vote on such matter.  Notwithstanding anything to the contrary herein contained and for avoidance of doubt, the approval by Holders of a majority of Series B Preferred Stock, voting separately as a class, shall be required for the creation of any class or series of Preferred Stock ranking senior to or pari passu with the Series B Preferred Stock as to payments of dividends or upon the liquidation of the Company.

5.             Liquidation, Dissolution, Winding-Up.

(a)           Payments to Holders of Series B Preferred.  Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (each, a “Liquidation Event”), before any distribution or payment shall be made to the holders of any shares of Common Stock or any series of Preferred Stock not expressly identified as ranking senior to, or pari passu with, the Series B Preferred on liquidation, each holder of Series B Preferred shall be entitled to be paid, out of the assets of the Corporation, an amount in cash per share equal to the sum of: (x) the Stated Value (as adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like) held by such holder and (y) all accrued but unpaid dividends on such shares.

If upon any such Liquidation Event the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Holders of shares of Series B Preferred Stock the full amount to which they shall be entitled under this Section 5(a), the Holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. “Liquidation Event” means any termination, liquidation, dissolution or winding up of the Corporation either voluntary or involuntary.

(b)           Payments to Holders of Common Stock.  Upon any Liquidation Event, after the payment of all preferential amounts required to be paid to the Holders of shares of Series B Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of any other class or series of Preferred Stock and then to holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

(c)           Additional Liquidation Events.  The following events (each an “Additional Liquidation Event”) shall each be considered a Liquidation Event under this Section 5:

(i)           any consolidation or merger of the Corporation with or into any other individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or other entity (each a “Person”), or any other corporate reorganization or similar transaction, in which the stockholders of the Corporation, immediately prior to such consolidation, merger, reorganization or similar transaction, possess less than a majority of the voting power of the Corporation (or the surviving entity if the Corporation is not the surviving entity) immediately after such consolidation, merger, reorganization or similar transaction, or any other transaction or series of related transactions to which the Corporation is a party in which, as a result thereof, in excess of fifty percent (50%) of the Corporation’s voting power is vested in Persons other than the stockholders of the Corporation immediately prior thereto; or

(ii)           any sale, transfer, lease, assignment, conveyance or other disposition by the Corporation or its subsidiaries, in any transaction or series of related transactions, of all or substantially all of the consolidated assets of the Corporation and its subsidiaries, taken as a whole, (measured either by book value in accordance with U.S. generally accepted accounting principles consistently applied or by Fair Market Value (as defined below) at the time of the transaction), other than a sale, transfer, lease, assignment, conveyance or other disposition to a wholly owned subsidiary.

(d)           Valuation of Consideration.  If the consideration received by the Corporation is other than cash in connection with any of the events set forth above, its value will be deemed its fair market value (“Fair Market Value”) on the closing date of any such event.  The Fair Market Value of any such consideration, other than securities, shall be the amount which a willing buyer would pay a willing seller in an arm’s-length transaction determined in good faith by the Board of Directors acting by vote of a majority of the Board of Directors.

(e)           Notice of Liquidation Event; Distribution of Proceeds.

(i)           The Corporation shall give each record holder of Series B Preferred written notice of any impending Liquidation Event (including any Additional Liquidation Event) no later than the date on which notice is given to stockholders of the meeting called to approve such transaction, or 15 business days prior to the closing of such Liquidation Event, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Event.  The first of such notices shall describe the material terms and conditions of the impending Liquidation Event (including, without limitation, the amount of proceeds to be paid in respect of each share in connection with the Liquidation Event) and the provisions of this Section 5, and the Corporation shall thereafter give such holders prompt notice of any material changes to the information set forth in such notice.  The Liquidation Event shall in no event take place sooner than 15 business days after the Corporation has given the first notice provided for herein or sooner than 15 business days after the Corporation has given notice of any material changes provided for herein.

6.             Conversion Right.

(a)           Right to Convert by Holder’s of Series B Preferred.

(i)           At any time after the date that a Holder purchases shares of Series B Preferred Stock, such Holder may, at its election, convert each share of Series B Preferred Stock into that number of fully paid and non-assessable shares of Common Stock (or such other equity security of the Corporation for which all of its Common Stock has been exchanged or into which all of its Common Stock has been converted) equal to (x) the sum of (i) the  Stated Value and (ii) any accrued but unpaid dividends through the date of notice of conversion, divided by (y) the Conversion Price, subject to adjustments as set forth in Section 7 hereof. The initial Conversion Price shall be the Stated Value; provided, however, that the Conversion Price shall be subject to adjustment as set forth in Section 7 hereof.

(ii)           In order to convert shares of the Series B Preferred into shares of Common Stock, the holder thereof shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or its transfer agent, together with written notice to the Corporation stating that it elects to convert the same and setting forth the name or names it wishes the certificate or certificates for Common Stock to be issued, and the number of shares of Series B Preferred being converted.  The Corporation shall, as soon as practicable after the surrender of the certificate or certificates evidencing shares of Series B Preferred for conversion at the office of the Corporation or its transfer agent, issue to each holder of such shares, or its nominee or nominees, a certificate or certificates evidencing the number of shares of Common Stock to which it shall be entitled and, in the event that only a part of the shares evidenced by such certificate or certificates are converted, a certificate evidencing the number of shares of Series B Preferred which are not converted.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series B Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock at such date and shall, with respect to such shares, have only those rights of a holder of Common Stock of the Corporation.

(b)           Optional Conversion at Corporation’s Discretion.  At any time after the date that the Corporation‘s Common Stock is listed on a national securities exchange, as defined in the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, the Corporation may, at its election, convert all or any portion of the Series B Preferred Stock then outstanding, without any action on the part of the Holders of the Series B Preferred Stock.  Each share of Series B Preferred shall be convertible into that number of fully paid and non-assessable shares of Common Stock equal to the sum of the: (i) Stated Value and (ii) any accrued but unpaid dividends divided by the lower of the Conversion Price or the then market price of the Company’s Common Stock which shall be the average of the reported closing sales price of the Common Stock for each of the five trading days for which a closing sales price is reported immediately preceding the day prior to the conversion.  The Corporation shall provide written notice of such election to holders of the Series B Preferred Stock at least ten Business Days prior to such conversion, such conversion to be deemed to occur on the stated date in such notice.

7.             Protection Against Dilution.

(a)           If the Corporation, with respect to the Common Stock (i) pays a dividend or makes a distribution on shares of Common Stock that is paid in shares of Common Stock or in securities convertible into or exchangeable or exercisable for Common Stock (in which latter event the number of shares of common stock initially issuable upon the conversion, exchange or exercise of such securities shall be deemed to have been distributed); (ii) subdivides outstanding shares of Common Stock; (iii) combines outstanding shares of Common Stock into a smaller number of shares; or (iv) issues by reclassification of Common Stock any shares of capital stock of the Corporation, the Conversion Price in effect immediately prior thereto shall be adjusted so that each Holder thereafter shall be entitled to receive the number and kind of shares of Common Stock or other capital stock of the Corporation that it would have owned or been entitled to receive in respect of the Series B Preferred  immediately after the happening of any of the events described above had the Series B Preferred been converted immediately prior to the happening of that event. An adjustment made in accordance with this Section 7 shall become effective immediately after the record date, in the case of a dividend, and shall become effective immediately after the effective date, in the case of a subdivision, combination, or reclassification.  If, as a result of an adjustment made in accordance with this Section 7, the Holder becomes entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Corporation, the board of directors (whose determination shall be conclusive) shall determine in good faith the allocation of the adjusted Conversion Price between or among shares of such classes of capital stock or shares of Common Stock and other capital stock.

(b)           If and whenever after the issuance of the Series B Preferred  the Corporation shall first issue or sell, any shares of its Common Stock, or any securities exercisable or convertible into or exercisable for shares of Common Stock (“Common Stock Equivalents”), in a transaction or series of transactions providing for a consideration, exercise price, conversion or exchange price or other applicable price per share less than the Conversion Price in effect immediately prior to the time of such issue or sale, the Conversion Price shall be multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such Common Stock or such Common Stock Equivalents plus the number of shares of Common Stock which the offering price for such shares of Common Stock or Common Stock Equivalents would purchase at the Conversion Price, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of  shares of Common Stock so issued or issuable; provided, that for purposes hereof, all shares of Common Stock that are issuable upon conversion, exercise or exchange of Common Stock Equivalents shall be deemed outstanding immediately after the issuance of such Common Stock Equivalents.  Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued.  However, upon the expiration of any Common Stock Equivalents the issuance of which resulted in an adjustment in the Conversion Price pursuant to this Section 7, if any such Common Stock Equivalents shall expire and shall not have been exercised, the Conversion Price shall immediately upon such expiration be recomputed and effective immediately upon such expiration be increased to the price which it would have been (but reflecting any other adjustments in the Conversion Price made pursuant to the provisions of this Section 7 after the issuance of such Common Stock Equivalents) had the adjustment of the Conversion Price made upon the issuance of such Common Stock Equivalents been made on the basis of offering for subscription or purchase only that number of shares of the Common Stock actually purchased upon the exercise of such Common Stock Equivalents actually exercised. Notwithstanding anything herein to the contrary, the following shall not be subject to the provisions of this Section 7: (i) issuance or sale of Common Stock or options or other awards under the Corporation’s equity incentive plans or programs not to exceed 2,000,000 shares of Common Stock; (ii) issuance or sale of preferred stock or Common Stock issuable upon conversion, exchange or exercise of the Series A or Series B Preferred, the bridge notes outstanding on the date hereof (the “Bridge Notes”), the warrants issued in connection with the exchange of the Bridge Notes, the warrants issued in connection with the issuance of the Series B Preferred to the holders thereof, any Warrants issued to Taglich Brothers, Inc, as the placement agent or its designees in connection with the issuance of the Series B Preferred or as an advisory fee or any other convertible securities or warrants outstanding as of the date hereof; (iii) issuance of equity securities or rights to purchase equity securities issued in connection with commercial property, or lease transactions approved by the Board of Directors; (iv) issuance of equity securities or rights to purchase equity securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition or similar business combination approved by the Board of Directors; (v) issuance of securities to an entity as a component of any business relationship with such entity primarily for the purpose of (A) joint venture, technology or licensing development activities; (B) distribution, supply or manufacture of the Corporation’s products or services; or (C) any other arrangements involving corporate partners primarily for purposes other than raising capital, the terms of which business relationship with such entity are approved by the Board of Directors; and (vi) issuance of stock pursuant to a stock dividend or stock split or dividend on Series A or B payable in Common Stock.

8.             Lost or Stolen Certificates.  Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any certificates representing shares of Series B Preferred Stock, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Holder thereof to the Corporation in customary form and, in the case of mutilation, upon surrender and cancellation of the certificate(s), the Corporation shall execute and deliver new certificate(s) of like tenor and amount.

9.             Notice.  Any notice required or permitted to be given to a Holder under this Certificate of Designations shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Delaware General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

10.           Preferred Share Register.  The Corporation and/or its transfer agent may treat the Person in whose name any share of Series B Preferred Stock is registered on the register of the Corporation as the owner and holder of such shares of Series B Preferred Stock for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

11.           Reservation of Stock Issuable Upon Conversion.  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series B Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.

12.           Fractional Shares.  No fractional share shall be issued upon the conversion of any share or shares of Series B Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series B Preferred Stock by a Holder shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, round such fractional share up to the next whole share of Common Stock and issue such whole share of Common Stock to the Holder upon such conversion.

13.           No Other Rights.  Shares of Series B Preferred Stock: (a) shall not have any rights of preemption as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options may be designated, issued or granted; (b) shall not be redeemable; and (c) shall not have any other rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof not set forth herein or in the Certificate of Incorporation, as amended, or as provided by applicable law.

14.           Financials.  As soon as practicable after the end of each fiscal year, and in any event within 120 days after the end of each such fiscal year and 60 days after the end of each other fiscal quarter, the Holders of the Series B Preferred, upon request, shall be entitled to receive a consolidated balance sheet of the Corporation and its subsidiaries, if any, as of the end of such fiscal year or quarter, and consolidated statements of operations and consolidated statements of cash flows and stockholders’ equity of the Corporation and its subsidiaries, if any, for such year or quarter, prepared in accordance with generally accepted accounting principles and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail.

IN WITNESS WHEREOF, CALDERA PHARMACEUTICALS, INC. has caused this certificate of designation to be signed by Benjamin Warner, its President on this 8th day of April, 2013.

CALDERA PHARMACEUTICALS, INC.

By:	/s/ Benjamin Warner
Benjamin Warner, President